

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288   Fax (852) 2845 9005
gsd@jardines.com

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955



04035216

16th June 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA ·



Dear Sirs

Mandarin Oriental International Limited ("MOIL")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority (the "UKLA"), the UKLA has today been notified on behalf of MOIL, of which James Watkins is a Director, of the following Director's share transactions in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired/ Disposed	Price Per Share (US$)
James Watkins	Exercise of JMH options	16/06/2004	+50,000	3.662
	Sale of JMH shares	16/06/2004	-50,000	11.000

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED

JUL 06 2004

THOMSON
FINANCIAL

 

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Company	Mandarin Oriental International Ld
TIDM	MDO
Headline	Director Shareholding
Released	11:12 16 Jun 2004
Number	8178Z

JUN 2 9 2004

MANDARIN ORIENTAL INTERNATIONAL LIMITED

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company.

Mandarin Oriental International Limited ("MOIL")

2. Name of Director.

James Watkins

3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

In respect of director named in 2 above.

Beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified).

The Central Depository (Pte) Limited

5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s).

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary.

(i) Acquisition of shares in Jardine Matheson Holdings Limited ("JMH"), the holding company of MOIL, as a result of exercise of options.

(ii) Sale of shares in JMH

7. Number of shares/amount of stock acquired.

50,000 shares in JMH

8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage).

0.008% of the issued share capital of JMH

9. Number of shares/amount of stock disposed.

50,000 shares in JMH

10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage).

0.008% of the issued share capital of JMH

11. Class of security.

Ordinary shares of US$0.25 each in JMH

12. Price per share.

(i) Exercise price per share : US$3.662

(ii) Sale price per share : US$11.000

13. Date of transaction.

16th June 2004

14. Date company informed.

16th June 2004

15. Total holding following this notification.

140,000 shares in JMH (including interests in options for 40,000 shares in JMH)

16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage).

0.023% of the issued share capital of JMH (including interests in options)

17. Total number of shares or debentures over which options held following this notification.

40,000 shares in JMH

18. Any additional information.

None

19. Name of contact and telephone number for queries.

Carmen Tam on 852 2843 8270

20. Name of authorised company official responsible for making this notification.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Mandarin Oriental International Limited

16th June 2004

www.mandarinoriental.com

END